

Mailstop 3233

October 16, 2015

Chad M. Carpenter
Chief Executive Officer
Reven Housing REIT, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, CA 92037

   Re: **Reven Housing REIT, Inc.**
     Amendment No. 5 to Registration Statement on Form S-11
     Filed September 29, 2015
     File No. 333-196282

Dear Mr. Carpenter:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your filing to disclose how you determined the Jacksonville 140 Homes and the Houston 100 Homes acquisitions are probable. This revision should be consistent with the information you provided in your response to us.

2. We note your disclosure on the cover that the price to the public is $5.75 and the closing sales price, as of September 21, 2015, on the OTC Markets Group was $8.98. You state on page 45 that the offering price to the public has been determined unilaterally by you and may bear no relationship to the price at which the common stock will trade upon completion of the offering. In addition, you state on page 46 that purchasers of your common stock in the minimum offering will incur immediate dilution of approximately

$2.82 per share. Please revise to provide disclosure pursuant to Item 505 of Regulation S-K or advise.

Prospectus Summary, page 1

3. We note that immediately prior to the completion of the minimum offering, your controlling shareholders, the King Apex Group entities, which own an aggregate of 83.8% of your outstanding common stock, intend to distribute to their shareholders the shares of your common stock held by such entities. Please provide us with your analysis as to whether the spin-off is required to be registered under the Securities Act. Among other factors, please address whether there is a valid business purpose for the spin-off. Refer to the Division's Staff Legal Bulletin No. 4 (September 16, 1997) for guidance.

4. We note that there is no commitment on the part of anyone to purchase any of the shares. Please revise, here and in the plan of distribution, to disclose whether your officers, directors, or affiliates may purchase shares in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Capitalization, page 54

5. Please revise your capitalization table for consistency with your Pro Forma information. Further, please revise to clarify that you may not be able to acquire the Jacksonville 140 Homes or the Houston 100 Homes, as you have disclosed elsewhere in your filing.

Plan of Distribution, page 167

6. We note your disclosure that the shares will be offered by your executive officers. Please name the officers who will offer the securities and disclose how each officer meets the requirements of the safe harbor provisions set out in Rule 3a4-1 of the Exchange Act of 1934.

7. We note that you reserve the right to engage FINRA members or foreign broker-dealers. Please consider filing the form of the agreement with broker-dealers that you intend to use as an exhibit and describe all of the material terms of the agreement in this section.

You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim at 202-551-7262 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Daniel K. Donahue, Esq.
        Greenberg Traurig, LLP